Private Placement Insurance Products, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2017

Computation of net capital

Member's equity	$ 241,654	
Total member's equity		$ 241,654
Less: Non-allowable assets		
Accounts receivable	(56,479)	
CRD Deposit	(2,000)	
Total non-allowable assets		(58,479)
Net capital		183,175

Computation of net capital requirements

Minimum net capital requirements

6 2/3 percent of net aggregate indebtedness	$ 3,511	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 178,175
Ratio of aggregate indebtedness to net capital	.29: 1	

There was no difference in net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2017 (See Note 6).

See independent auditor's report